EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**04/25/12**
Item IDs	**2.02**
	7.01
	9.01
Notify via Filing website Only	**off**
Emails	**doug.krueger@raymondjames.com**
	michael.castellani@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	megan.nelson@raymondjames.com
	rjbank-finance@rjlan.rjf.com
	nancy.coan@raymondjames.com

Documents

8-K	**k8_042512.htm**
	8-K
EX-99.1	**ex99_1.htm**
	March Earnings Press Release
GRAPHIC	**rjflogo.jpg**
	RJF Logo
GRAPHIC	**rjblogo.jpg**
	RJ Bank Logo
8-K	**submissionpdf.pdf**
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
	<page sid="PAGE1">
		<combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
		<radio sid="SubTable_live_"><value>on</value></radio>
		<check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
		<field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
		<field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
		<popup sid="SubSro_sroId_"><value>NONE</value></popup>
		<check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
		<field sid="SubFiler_filerId_"><value>0000720005</value></field>
		<field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

		<field sid="SubTable_periodOfReport_"><value>04/25/12</value></field>
		<combobox sid="SubItem_itemId_"><value>2.02</value></combobox>
		<combobox sid="SubItem_itemId_1"><value>7.01</value></combobox>
		<combobox sid="SubItem_itemId_2"><value>9.01</value></combobox>
	</page>
	<page sid="PAGE2">
		<field sid="SubDocument_conformedName_"><value>k8_042512.htm</value></field>
		<combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
		<field sid="SubDocument_description_"><value>8-K</value></field>
		<data sid="data1"><filename>k8_042512.htm</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
		<combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
		<field sid="SubDocument_description_1"><value>March Earnings Press Release</value></field>
		<data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_2"><value>rjflogo.jpg</value></field>
		<combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
		<field sid="SubDocument_description_2"><value>RJF Logo</value></field>
		<data sid="data3"><filename>rjflogo.jpg</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_3"><value>rjblogo.jpg</value></field>
		<combobox sid="SubDocument_conformedDocumentType_3"><value>GRAPHIC</value></combobox>
		<field sid="SubDocument_description_3"><value>RJ Bank Logo</value></field>
		<data sid="data4"><filename>rjblogo.jpg</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_4"><value>submissionpdf.pdf</value></field>
		<combobox sid="SubDocument_conformedDocumentType_4"><value>8-K</value></combobox>
		<field sid="SubDocument_description_4"><value>PDF</value></field>
		<data sid="data5"><filename>submissionpdf.pdf</filename><mimedata /></data>
	</page>
	<page sid="PAGE3">
		<check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
		<field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></field>
		<field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field>
	</page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

April 25, 2012
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On April 25, 2012, Raymond James Financial, Inc. (the "Company") issued a press release disclosing its results for the second quarter ended March 31, 2012. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 7.01 Regulation FD Disclosure

On April 25, 2012, the Company issued the press release referred to under Item 2.02 providing previously non-public information consisting of statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated April 25, 2012, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: April 25, 2012   By: /s/ Jeffrey P. Julien
                                                                                    Jeffrey P. Julien
                                                                                    Executive Vice President – Finance,
                                                                                    Chief Financial Officer and Treasurer

EXHIBIT 99.1

RAYMOND JAMES

April 25, 2012
FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL
REPORTS SECOND QUARTER RESULTS

ST. PETERSBURG, Fla. – Raymond James Financial, Inc. today reported net income of $68,869,000 or $0.52 per diluted share for the second quarter of fiscal 2012, compared with net income of $80,917,000 or $0.64 per diluted share for the second quarter of fiscal 2011. Excluding the $21 million pretax charge for acquisition-related and certain interest expenses and adjustments to shares issued for the acquisition, net income would have been $81,941,000[1] or $0.64[1] per diluted share for the second quarter of fiscal 2012, flat with the prior year's quarter EPS and an increase of 21 percent over the previous quarter.

Record net revenues were $871,937,000 for the current quarter, up 2 percent over the prior year's quarterly net revenues of $852,057,000 and up 11 percent from the previous quarter. The firm also reported quarterly records for both assets under management ($39 billion) and assets under administration ($292 billion) as of March 31, 2012, up 11 percent and 8 percent, respectively, over the previous quarter.

"Our businesses all performed better this quarter, especially Raymond James Bank which reported record earnings driven by a significant increase in loans and improving credit metrics," said CEO Paul Reilly. Net loans have increased nearly $900 million this fiscal year, driven in part by the acquisition of the $400 million Allied Irish Bank Canadian loan portfolio in February. The Asset Management Group continued its steady improvement due to both market appreciation and net inflows.

The Private Client Group reported record quarterly revenues of $567,766,000, up 7 percent from the previous quarter. Pretax income was down 6 percent from the previous quarter but up 1 percent from last year's second quarter.

"We have continued to successfully recruit experienced financial advisors from other firms. The combination of growth in advisors and market improvement drove revenue growth. However, the bottom line was impacted by a seasonal increase in compensation expenses (raises and employment taxes) and increased technology expenditures. The increase in the S&P 500 during the second quarter should bode well for fee billing for our third quarter," added Reilly.

Although revenues in the Capital Markets segment were up 21 percent over the previous quarter, it still lags the other businesses and was down 7 percent from last year's second quarter. Equity Capital Markets was the primary reason as investment banking activity was very slow in January and February but started to improve in March, which has carried into April. Although there was an increase in lead-managed deals, smaller deal size hindered revenue growth. The Fixed Income business continued to improve during the quarter.

"Overall, I am delighted that the operating results were solid as we simultaneously worked on integrating Morgan Keegan, including closing on the acquisition April 2nd. Our retention of people, which is key to our combination, has remained above our estimates. We have stayed within budget and continue to meet timelines. However, there is still much to accomplish before we can claim victory," stated Reilly.

"The combination of solid operating metrics and a record asset base, fortified by excellent retention to date, should enable our consolidated firms to increase market share meaningfully in the future," Reilly added in closing.

The company will conduct its quarterly conference call Thursday, April 26, at 8:15 a.m. ET. For a listen-only connection, visit raymondjames.com/analyst call for a live audio webcast. The subjects to be covered may include forward-looking information. Questions may be posed to management by participants on the analyst call-in line, and in response the company may disclose additional material information.

(1) The non-GAAP results exclude the impact of acquisition expenses and certain interest expense related to our acquisition of Morgan Keegan (which closed April 2, 2012) that we incurred in the three and six months ended March 31, 2012. Non-GAAP net income and earnings per common share computations also reflect adjustments to income tax expenses for the tax effect of these expenses. Non-GAAP earnings per common share computations also exclude 11,075,000 of common shares issued in February 2012 as a component of our financing of the Morgan Keegan acquisition. The company believes that the non-GAAP measures provide useful information by excluding these items which may not be indicative of the company's core operating results. The company believes that GAAP measures and non-GAAP measures of the company's financial performance should be considered together.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers as of March 31, 2012, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., had approximately 5,400 financial advisors serving 2 million accounts in 2,400 locations throughout the United States, Canada and overseas. In addition, total client assets at March 31, 2012 are approximately $292 billion, of which approximately $39 billion are managed by the firm's asset management subsidiaries. The figures above do not include Morgan Keegan financial advisors, accounts, locations, client assets or assets under management. Morgan Keegan was acquired on April 2, 2012.

Forward Looking Statements

Certain statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements, due to a number of factors, which include, but are not limited to, difficulty integrating Raymond James' and Morgan Keegan's businesses or realizing the projected benefits of the acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, diversion of management time on integration issues, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2011 Annual Report on Form 10-K and the quarterly report on Form 10-Q for the quarter ended December 31, 2011, which are available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

For more information, please contact Steve Hollister at 727-567-2824
Please visit the Raymond James Press Center at raymondjames.com/media.

Raymond James Financial, Inc.
Unaudited Report
(in thousands, except per share amounts)

| | Three months ended | | | | |
	March 31, 2012	March 31, 2011	% Change	December 31, 2011	% Change
Total revenues	$ 889,853	$ 866,744	3%	$ 798,817	11%
Net revenues	871,937	852,057	2%	782,777	11%
Pre-tax income	111,497	126,237	(12)%	110,851	1%
Net income	68,869	80,917	(15)%	67,325	2%
Income for basic earnings per common share:					
Net income attributable to RJF, Inc. common shareholders	$ 67,438	$ 78,293	(14)%	$ 65,603	3%
Income for diluted earnings per common share:					
Net income attributable to RJF, Inc. common shareholders	$ 67,448	$ 78,308	(14)%	$ 65,608	3%
Earnings per common share:					
Basic	$ 0.52	$ 0.64	(19)%	$ 0.53	(2)%
Diluted	$ 0.52	$ 0.64	(19)%	$ 0.53	(2)%
Non-GAAP results excluding $21 million of acquisition related and certain interest expenses[1]					
Non-GAAP pre-tax income	$ 132,839	$ 126,237	5%	$ 110,851	20%
Non-GAAP net income	$ 81,941	$ 80,917	1%	$ 67,325	22%
Non-GAAP earnings per common share:					
Non-GAAP basic	$ 0.65	$ 0.64	2%	$ 0.53	23%
Non-GAAP diluted	$ 0.64	$ 0.64	-	$ 0.53	21%

| | Six months ended | | |
	March 31, 2012	March 31, 2011	% Change
Total revenues	$ 1,688,670	$ 1,697,077	-%
Net revenues	1,654,714	1,665,886	(1)%
Pre-tax income	222,348	256,751	(13)%
Net income	136,194	162,640	(16)%
Income for basic earnings per common share:			
Net income attributable to RJF, Inc. common shareholders	$ 133,043	$ 157,128	(15)%
Income for diluted earnings per common share:			
Net income attributable to RJF, Inc. common shareholders	$ 133,057	$ 157,145	(15)%
Earnings per common share:			
Basic	$ 1.05	$ 1.29	(19)%
Diluted	$ 1.05	$ 1.29	(19)%
Non-GAAP results excluding $21 million of acquisition related and certain interest expenses[1]:			
Non-GAAP pre-tax income	$ 243,690	$ 256,751	(5)%
Non-GAAP net income	$ 149,266	$ 162,640	(8)%
Non-GAAP earnings per common share:			
Non-GAAP basic	$ 1.18	$ 1.29	(9)%
Non-GAAP diluted	$ 1.17	$ 1.29	(9)%

(1) The non-GAAP results exclude the impact of acquisition expenses and certain interest expense related to our acquisition of Morgan Keegan (which closed April 2, 2012) that we incurred in the three and six months ended March 31, 2012. Non-GAAP net income and earnings per common share computations also reflect adjustments to income tax expenses for the tax effect of these expenses. Non-GAAP earnings per common share computations also exclude 11,075,000 of common shares issued in February 2012 as a component of our financing of the Morgan Keegan acquisition. The company believes that the non-GAAP measures provide useful information by excluding these items which may not be indicative of the company's core operating results. The company believes that GAAP measures and non-GAAP measures of the company's financial performance should be considered together.

Balance sheet data

	March 31, 2012	September 30, 2011
Total assets	$ 19 bil.	$ 18 bil.
Shareholders' equity	$ 3,088 mil.	$ 2,588 mil.
Book value per share	$ 22.84	$ 20.99

Management data
Quarter ended

	March 31, 2012	March 31, 2011	December 31, 2011	September 30, 2011
PCG financial advisors and investment advisor representatives:				
United States	4,532	4,472	4,495	4,504
Canada	458	443	454	452
United Kingdom	64	57	61	61
Investment advisor representatives[1]	344	368	346	333
Total	5,398	5,340	5,356	5,350
# lead managed:				
Corporate public offerings in U.S.	13	12	9	5
Corporate public offerings in Canada	5	16	6	3
Financial assets under management	$ 39 bil.	$ 36 bil.	$ 35 bil.	$ 32 bil.
Client assets under administration	$ 292 bil.	$ 275 bil.	$ 270 bil.	$ 256 bil.
Client margin balances	$ 1,494 mil.	$ 1,537 mil.	$ 1,521 mil.	$ 1,517 mil.

(1) Investment advisor representatives with custody only relationships located in the United States and the United Kingdom.

		Three months ended				
	March 31, 2012	March 31, 2011	% Change	December 31, 2011	% Change
			(in thousands)		
Revenues:					
Private Client Group	$ 567,766	$ 556,632	2%	$ 528,618	7%
Capital Markets	165,126	177,409	(7)%	136,165	21%
Asset Management	58,217	55,341	5%	56,795	3%
RJ Bank	83,136	69,099	20%	77,416	7%
Emerging Markets	8,527	11,962	(29)%	4,652	83%
Securities Lending	2,733	1,479	85%	2,442	12%
Proprietary Capital	13,390	(275)	NM	473	NM
Other	3,270	3,574	(9)%	2,661	23%
Intersegment eliminations	(12,312)	(8,477)	(45)%	(10,405)	(18)%
Total revenues	$ 889,853	$ 866,744	3%	$ 798,817	11%
Pre-tax income:					
Private Client Group	$ 46,249	$ 45,990	1%	$ 49,408	(6)%
Capital Markets	22,012	33,689	(35)%	10,001	120%
Asset Management	16,621	15,227	9%	15,813	5%
RJ Bank	57,313	42,256	36%	53,003	8%
Emerging Markets	(999)	1,192	(184)%	(2,549)	61%
Securities Lending	1,430	330	333%	1,206	19%
Proprietary Capital	3,741	(4,032)	193%	(65)	NM
Other	(34,870)[1]	(8,415)	(314)%	(15,966)	(118)%
Pre-tax income	$ 111,497	$ 126,237	(12)%	$ 110,851	1%

		Six months ended	
	March 31, 2012	March 31, 2011	% Change
		(in thousands)	
Revenues:			
Private Client Group	$ 1,096,384	$ 1,076,063	2%
Capital Markets	301,291	350,435	(14)%
Asset Management	115,012	110,928	4%
RJ Bank	160,552	146,540	10%
Emerging Markets	13,179	20,551	(36)%
Securities Lending	5,175	3,229	60%
Proprietary Capital	13,863	395	NM
Other	5,931	6,977	(15)%
Intersegment Eliminations	(22,717)	(18,041)	(26)%
Total revenues	$ 1,688,670	$ 1,697,077	-
Pre-Tax Income:			
Private Client Group	$ 95,657	$ 101,730	(6)%
Capital Markets	32,013	58,335	(45)%
Asset Management	32,434	30,821	5%
RJ Bank	110,316	88,720	24%
Emerging Markets	(3,548)	1,513	(335)%
Securities Lending	2,636	854	209%
Proprietary Capital	3,676	(4,174)	188%
Other	(50,836)[1]	(21,048)	(142)%
Pre-tax income	$ 222,348	$ 256,751	(13)%

(1) The three and six months ended March 31, 2012 includes $21 million of acquisition expenses and certain interest expense related to the acquisition of Morgan Keegan.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

| | Three months ended | | | | |
	March 31, 2012	March 31, 2011	% Change	December 31, 2011	% Change
Revenues:					
Securities commissions and fees	$ 558,527	$ 563,710	(1)%	$ 511,334	9%
Investment banking	57,954	63,131	(8)%	39,336	47%
Investment advisory fees	54,269	52,643	3%	53,505	1%
Interest	108,852	96,811	12%	102,096	7%
Account and service fees	75,855	70,904[1]	7%	74,010	2%
Net trading profits	12,979	15,246	(15)%	9,343	39%
Other	21,417	4,299[1]	398%	9,193	133%
Total revenues	889,853	866,744	3%	798,817	11%
Interest expense	17,916	14,687	22%	16,040	12%
Net revenues	871,937	852,057	2%	782,777	11%
Non-interest expenses:					
Compensation, commissions and benefits	596,891	579,587	3%	541,622	10%
Communications and information processing	43,741	36,380	20%	37,567	16%
Occupancy and equipment costs	27,231	26,773	2%	25,937	5%
Clearance and floor brokerage	9,070	9,447	(4)%	7,454	22%
Business development	27,382	22,820	20%	27,839	(2)%
Investment sub-advisory fees	7,143	7,867	(9)%	6,562	9%
Bank loan loss provision	5,154	8,637	(40)%	7,456	(31)%
Acquisition related expenses[2]	19,604	-	NM	-	NM
Other	27,819	36,308	(23)%	23,692	17%
Total non-interest expenses	764,035	727,819	5%	678,129	13%
Income including noncontrolling interests and before provision for income taxes	107,902	124,238	(13)%	104,648	3%
Provision for income taxes	42,628	45,320	(6)%	43,526	(2)%
Net income including noncontrolling interests	65,274	78,918	(17)%	61,122	7%
Net loss attributable to noncontrolling interests	(3,595)	(1,999)	(80)%	(6,203)	42%
Net income attributable to Raymond James Financial, Inc.	**$ 68,869**	**$ 80,917**	**(15)%**	**$ 67,325**	**2%**
Net income per common share-basic	**$ 0.52**	**$ 0.64**	**(19)%**	**$ 0.53**	**(2)%**
Net income per common share-diluted	**$ 0.52**	**$ 0.64**	**(19)%**	**$ 0.53**	**(2)%**
Weighted average common shares outstanding-basic	**129,353**	**122,396**		**123,225**	
Weighted average common and common equivalent shares outstanding-diluted	**130,644**	**123,265**		**123,712**	

(1) We changed the title of what had been known as "Financial Service Fees" to "Account and Service Fees" to better reflect the nature of the revenues included within the line item description. Additionally, we reclassified certain components of revenue previously included within Other Revenues into Account and Service Fees. The most significant elements of revenue subject to this reclassification include mutual fund and annuity service fees and correspondent clearing.

(2) Includes certain incremental financing fees, legal expenses, severance expenses, travel and other costs arising from our acquisition of Morgan Keegan, which closed on April 2, 2012.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Year-to-Date

(in thousands, except per share amounts)

	Six months ended		
	March 31, 2012	March 31, 2011	% Change
Revenues:			
Securities commissions and fees	$ 1,069,861	$ 1,097,849	(3)%
Investment banking	97,290	122,100	(20)%
Investment sub-advisory fees	107,774	105,053	3%
Interest	210,948	201,197	5%
Account and service fees	149,865	140,189 (1)	7%
Net trading profits	22,322	21,568	3%
Other	30,610	9,121 (1)	236%
Total revenues	1,688,670	1,697,077	-
Interest expense	33,956	31,191	9%
Net revenues	1,654,714	1,665,886	(1)%
Non-interest expenses:			
Compensation, commissions and benefits	1,138,513	1,131,471	1%
Communications and information processing	81,308	67,525	20%
Occupancy and equipment costs	53,168	53,002	-
Clearance and floor brokerage	16,524	19,364	(15)%
Business development	55,221	46,765	18%
Investment sub-advisory fees	13,705	14,771	(7)%
Bank loan loss provision	12,610	19,869	(37)%
Acquisition related expenses (2)	19,604	-	NM
Other	51,511	62,135	(17)%
Total non-interest expenses	1,442,164	1,414,902	2%
Income including noncontrolling interests and before provision for income taxes	212,550	250,984	(15)%
Provision for income taxes	86,154	94,111	(8)%
Net income including noncontrolling interests	126,396	156,873	(19)%
Net loss attributable to noncontrolling interests	(9,798)	(5,767)	(70)%
Net income applicable to Raymond James Financial, Inc.	**$ 136,194**	**$ 162,640**	**(16)%**
Net income per common share-basic	**$ 1.05**	**$ 1.29**	**(19)%**
Net income per common share-diluted	**$ 1.05**	**$ 1.29**	**(19)%**
Weighted average common shares outstanding-basic	**126,201**	**121,752**	
Weighted average common and common equivalent shares outstanding-diluted	**126,989**	**122,238**	

(1) We changed the title of what had been known as “Financial Service Fees” to “Account and Service Fees” to better reflect the nature of the revenues included within the line item description. Additionally, we reclassified certain components of revenue previously included within Other Revenues into Account and Service Fees. The most significant elements of revenue subject to this reclassification include mutual fund and annuity service fees and correspondent clearing.

(2) Includes certain incremental financing fees, legal expenses, severance expenses, travel and other costs arising from our acquisition of Morgan Keegan, which closed on April 2, 2012.

RAYMOND JAMES Bank

$ in thousands UNAUDITED			Three months ended			
		March 31, 2012	March 31, 2011	% Change	December 31, 2011	% Change
Net Interest Income	$	78,238	$ 66,786	17%	$ 72,729	8%
Net Revenues[1]	$	80,793	$ 65,636	23%	$ 75,052	8%
Loan Loss Provision Expense	$	5,154	$ 8,637	(40)%	$ 7,456	(31)%
Pre-tax Income	$	57,313	$ 42,256	36%	$ 53,003	8%
Net Charge-offs	$	8,052	$ 8,546	(6)%	$ 5,697	41%
Net Interest Margin (% Earning Assets)		3.55%	3.53%	1%	3.21%	11%
Adjusted Net Interest Margin[3]		3.76%			3.60%	4%
Net Interest Spread (Interest-Earning Assets Yield – Cost Of Funds)		3.54%	3.50%	1%	3.20%	11%
Adjusted Net Interest Spread[3]		3.75%			3.59%	4%

		Six months ended			
		March 31, 2012	March 31, 2011	% Change	
Net Interest Income	$	150,967	$ 141,139[2]	7%	
Net Revenues[1]	$	155,845	$ 139,118[2]	12%	
Loan Loss Provision Expense	$	12,610	$ 19,869[2]	(37)%	
Pre-tax Income	$	110,316	$ 88,720[2]	24%	
Net Charge-offs	$	13,749	$ 20,838	(34)%	
Net Interest Margin (% Earning Assets)		3.38%	3.65%[2]	(7)%	
Adjusted Net Interest Margin[3]		3.68%			
Net Interest Spread (Interest-Earning Assets Yield – Cost Of Funds)		3.37%	3.63%[2]	(7)%	
Adjusted Net Interest Spread[3]		3.67%			

BALANCE SHEET DATA:		As of March 31, 2012	As of September 30, 2011
Total Assets[4]	$	8,953,779	$ 8,993,127
Total Loans, Net	$	7,445,828	$ 6,547,914
Total Deposits[4]	$	7,916,864	$ 7,990,474
Available for Sale (AFS) Securities, at Fair Value	$	402,128	$ 324,607
Net Unrealized Loss on AFS Securities, Before Tax	$	(32,986)	$ (46,469)
Total Capital (to Risk-Weighted Assets)		13.4% [5]	13.7%
Tier I Capital (to Adjusted Assets)		11.3% [5]	10.3%
Commercial Real Estate (CRE) and CRE Construction Loans[6]	$	987,580	$ 771,976
Commercial and Industrial Loans[6]	$	4,905,275	$ 4,191,422
Residential Mortgage/Consumer Loans[6]	$	1,772,505	$ 1,766,188

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RAYMOND JAMES® Bank

(continued from previous page)

$ in thousands **UNAUDITED**

MANAGEMENT DATA:	As of March 31, 2012	As of March 31, 2011	As of December 31, 2011	As of September 30, 2011
Allowance for Loan Losses	$ 144,678	$ 146,115	$ 147,503	$ 145,744
Allowance for Loan Losses (as % of Loans)	1.91%	2.37%	2.06%	2.18%
Nonperforming Loans(7)	$ 102,812	$ 132,830	$ 111,523	$ 133,323
Other Real Estate Owned	$ 13,983	$ 19,968	$ 12,289	$ 14,572
Total Nonperforming Assets(8)	$ 116,795	$ 152,798	$ 123,812	$ 147,895
Nonperforming Assets (as % of Total Assets)	1.30%	2.02%	1.41%	1.64%
Total Criticized Loans(9)	$ 430,772	$ 462,342	$ 488,851	$ 484,186
1-4 Family Residential Mortgage Loans over 30 days past due (as % Residential Loans)	4.55%	4.34%	4.40%	4.32%

(1) Net Revenues equal gross revenue, which includes interest income and non-interest income (including securities losses), less interest expense.
(2) Net Revenues, Net Interest Income and Pre-tax Income were positively impacted by a $6.4 million correction recorded in the December 31, 2010 quarter of an accumulated interest income understatement in prior periods related to purchased residential mortgage loan pools. This adjustment increased both Net Interest Margin and Net Interest Spread by 0.09% for the six months ended March 31, 2011.
(3) Excludes the impact of excess RJBDP deposits held during the quarter. These deposits arise from higher cash balances in firm client accounts due to the market volatility, thus exceeding the RJBDP capacity at outside financial institutions in the program. These deposits were invested in short term liquid investments producing very little interest rate spread.
(4) Includes the impact of affiliate deposits.
(5) Estimated for the current quarter.
(6) Outstanding loan balances are shown gross of unearned income and deferred expenses and include any held for sale loans in the respective loan category.
(7) Nonperforming Loans includes 90+ days Past Due plus Nonaccrual Loans.
(8) Includes Nonperforming Loans and Other Real Estate Owned.
(9) Represents the loan balance for all loans in the Special Mention, Substandard, Doubtful and Loss classifications as utilized by the banking regulators. In accordance with its accounting policy, RJ Bank does not have any loan balances within the Loss classification as loans or a portion thereof, which are considered to be uncollectible, are charged-off prior to the assignment to this classification.

Asset Quality

During the quarter, the Allowance for Loan Losses (ALL) as a percentage of total loans decreased from 2.06% to 1.91%, as credit quality improved during the quarter and reserves associated with loan growth are at lower levels than the average existing reserve. Total net loan charge-offs for the current quarter increased to $8.1 million, compared to the prior quarter's $5.7 million. Net charge-offs in the corporate loan portfolio, which were previously reserved for, totaled $3.0 million compared to $2.7 million in the prior quarter. The remaining $5.1million in net charge-offs were taken on residential mortgage and consumer loans, which was an increase of $2.1 million compared to the prior quarter. Loan loss provision expense for the current quarter decreased to $5.2 million, compared to the previous quarter's provision expense of $7.5 million. The current quarter provision expense was primarily associated with our purchase of a Canadian loan portfolio as reserve reductions from credit quality improvement offset reserves driven by growth in the domestic loan portfolio. The percentage of over 30 day past-due residential mortgage loans increased during the current quarter, with delinquencies rising to 4.55% from 4.40% in the prior quarter. Total nonperforming loans decreased by $8.7 million during the current quarter compared to the prior quarter's decrease of $21.8 million.

Credit Risk Concentrations:

	As of March 31, 2012		As of September 30, 2011	
1-4 Family Mortgage	3.1% CA(1)		3.3% CA(1)	
Geographic Concentration	2.8% FL		2.6% FL	
(top 5 states, dollars	1.8% NY		1.9% NY	
outstanding as a	1.0% NJ		1.1% NJ	
percent of Total Assets)	0.8% VA		0.9% VA	
Corporate Loan Industry	4.9%	Consumer Products and Services	4.2%	Telecommunications
Concentration (top 5	3.8%	Media	3.4%	Consumer products and services
industries, dollars	3.4%	Pharmaceuticals	2.9%	Media
Outstanding as a percent	3.2%	Technology	2.9%	Pharmaceuticals
of total assets)	3.1%	Hospitals	2.6%	Healthcare providers (non-hospital)

(1) This concentration ratio for the state of CA excludes 2.1% at 03/31/12 and 1.9% at 9/30/11 for purchased loans that have full repurchase recourse for any delinquent loans.